Exhibit 99.2

GRUPO TMM COMPANY CONTACT:
Jacinto Marina, Chief Financial Officer
011-525-55-629-8790
(Jacinto.marina@tmm.com.mx)

Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725
(brad.skinner@tmm.com.mx)

Luis Calvillo, Executive Vice President
and Media Relations
011-525-55-629-8758
(luis.calvillo@tmm.com.mx)

AT DRESNER CORPORATE SERVICES:
 Kristine Walczak (general investors, analysts and media)
312-726-3600
(kwalczak@dresnerco.com)

GRUPO TMM, S.A. ANNOUNCES
AMENDMENT OF EXCHANGE OFFERS AND CONSENT SOLICITATIONS
FOR ITS 9 1/2 % SENIOR NOTES DUE 2003
AND 10 1/4 % SENIOR NOTES DUE 2006

Mexico City, April 24, 2003 - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A), announced today that it has filed an amendment to its previously filed registration statement relating to its exchange offers and consent solicitations for all of its outstanding 9 1/2 % Senior Notes due 2003 and its 10 1/4 % Senior Notes due 2006 (the "existing notes"). Grupo TMM is amending the exchange offers and consent solicitations to extend the expiration of the offers, change the economic terms of the new notes being offered, eliminate the warrant component of the exchange offer consideration previously applicable to the 2003 notes and eliminate the consent fee component of the exchange offer consideration.

Under the terms of the amended exchange offers, Grupo TMM is offering to exchange existing notes for an equal principal amount of new notes that will bear interest at a rate of 12%, payable at maturity on May 15, 2004. The new notes will contain provisions requiring TMM to apply any funds received from certain asset sales or in respect of certain tax matters to repurchase new notes at par value.

The primary purpose for the amended exchange offers and consent solicitations is to provide Grupo TMM sufficient time to complete the pending sales of its interests in its ports and terminals division and its interest in TFM, as well as to amend the indentures governing the existing notes to permit these sales and application of the resulting proceeds (whether before or after completion of the exchange offers).

The amendment to the exchange offers and consent solicitations will be made available to holders only upon the declaration of the effectiveness of such amendment by the Securities and Exchange Commission.

Citigroup Global Markets Inc. is acting as the dealer manager for the exchange offers and consent solicitations.

Headquartered in Mexico City, Grupo TMM is Latin America's largest multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, which operates Mexico's Northeast railway and carries over 40 % of the country's rail cargo. Grupo TMM's web site address is www.grupotmm.com and TFM's web site is www.gtfm.com.mx. Grupo TMM is listed on the New York Stock Exchange under the symbol TMM and Mexico's Bolsa Mexicana de Valores under the symbol TMM A.

The exchange offers and consent solicitations are made solely by the prospectus contained in the registration statement referred to above, the related letter of transmittal and consent, and any amendments or supplements thereto. Copies of the prospectus and transmittal materials can be obtained from Mellon Investor Services LLC, the information agent for the exchange offers and consent solicitations, at the following address:

Mellon Investor Services
44 Wall Street, 7th Floor
New York, NY 10005
(888) 689-1607 (toll free)
(917) 320-6286 (banks and brokers)

These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement amendment becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. The exchange offers and consent solicitations are not being made to, nor will tenders be accepted from, or on behalf of, holders of existing Notes in any jurisdiction in which the making of the exchange offers and consent solicitations or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where securities, blue sky laws or other laws require the exchange offers and consent solicitations to be made by a licensed broker or dealer, the exchange offers and consent solicitations will be deemed to be made on behalf of Grupo TMM by the dealer manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.